Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Genomic Expression Inc.
100 Cummings Center, Suite 451C,
Beverly, MA 01915
https://genomicexpression.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Genomic Expression Inc.
Address: 100 Cummings Center, Suite 451C,, Beverly, MA 01915
State of Incorporation: DE
Date Incorporated: July 01, 2009

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Non-Voting Common Stock when the company raises $2,500,000.00 in a qualified equity financing.
Maturity Date: September 18, 2026
Valuation Cap: $50,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Non-Voting Common Stock.

Material Rights:

Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation, each share of the Voting Common Stock and each share of the Non-Voting Common Stock shall have identical powers, preferences, qualifications, limitations and other rights, including rights in liquidation and rights upon a merger or consolidation of the Company.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus 5% bonus: As you are an Existing Investor in Genomic Expression, you are eligible for additional bonus interest

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 4 weeks | 2% bonus interest

Early Bird 2: Invest $10,000+ within the first 4 weeks | 5% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

Early Bird 3: Invest $50,000+ within the first 4 weeks | 10% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

Early Bird 4: Invest $100,000+ within 4 weeks | 15% bonus interest and meet for lunch with founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston, date to be determined*.

Early Bird 5: Invest $250,000+ within the first 4 weeks | 15% bonus interest and meet for lunch with founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston, date to be determined*.

Early Bird 6: Invest $500,000+ within 4 weeks and select our next cancer to validate. Limited to 1. Contingent upon access to biospecimens. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined**.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a 30% discount on your 1st OneRNA® test for breast or ovarian cancer.

Tier 2 Perk: Invest $100,000+ and receive 5% bonus interest and receive 30% discount on 10 OneRNA® tests for breast or ovarian cancer.

Tier 3 Perk: Invest $250,000+ and receive 10% bonus interest and receive 30% discount on 10 OneRNA® tests**. Meet the founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined*.

Tier 4 Perk: Invest $500,000+ and receive 15% bonus interest and receive 30% discount of 10 OneRNA® tests**. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined**.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**All lab testing will require a physician's order and a signed consent form. Currently only available for breast and ovarian cancer. A biospecimen is required to be sent to our lab in Boston. Expires after 24 months.

The 10% StartEngine Venture Club Bonus

Genomic Expression Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to aforementioned bonus.

The Company and its Business

Company Overview

Genomic Expression, Inc. (the "Company") was incorporated in Delaware on July 1, 2009. The Company has developed a cutting-edge RNA Platform, OneRNA®, which uniquely identifies and quantifies over 20,000 mRNAs in a sample without relying on pre-determined panels. This innovative technology enables the repurposing of approved cancer drugs on an individual patient basis, providing truly personalized treatment options for patients who do not respond to standard therapies or experience recurrence.

The OneRNA® platform represents a significant advancement in the field of diagnostics, particularly when compared to traditional DNA panel-based tests. DNA panels typically offer a limited diagnostic yield, detecting actionable mutations for FDA-approved drugs in only about 40% of cases. In contrast, OneRNA ® has demonstrated a nearly 100% diagnostic yield in breast and ovarian cancers, making it a transformative tool in personalized medicine and enables truly individualized treatment.

The Company generates revenue through clinical lab services, offering diagnostic tests to doctors when standard treatments fail. Patient samples are analyzed in Genomic Expression's CLIA-certified laboratory, and comprehensive reports are delivered to the ordering healthcare professionals, providing treatment options based on the patient's RNA profile.

Additionally, the Company engages in R&D collaborations with biotech and pharmaceutical companies. These collaborations de-risk and accelerate clinical programs and eventually develop companion diagnostic algorithms on the OneRNA® platform.

Key Assets include the CLIA-certified clinical laboratory and the OneRNA® cloud platform, which manages data from sample acquisition through analysis and report delivery as a HIPPA and CLIA compliant SaaS solution. Since obtaining CLIA validation in April 2020, the Company has launched three products: COVID-19 PCR testing in saliva, BRCAl/2 testing in tumor tissue, blood, and saliva, and OneRNA® for breast cancer diagnostics. In 2024, the Company completed CLIA validation for OneRNA® in ovarian cancer.

The OneRNA® platform contributes to drug discovery and development, helping drug discovery companies design more successful clinical studies and generate algorithms predicting responses to standard treatments.

Business Model: Genomic Expression operates on a dual revenue model, encompassing both direct-to-doctor diagnostic testing services and collaborative R&D projects with biotech and pharmaceutical companies. The Company's target customers are healthcare providers treating cancer patients and biotech/pharma companies seeking to enhance their

clinical programs. The OneRNA® diagnostic tests are offered through the Company's CLIA-certified lab, where patient samples are processed, and individualized treatment recommendations are provided in the form of a clinical report sent to the ordering physician.

Corporate Structure: Genomic Expression, Inc. is a standalone entity with no parent company or subsidiaries. The Company maintains full control over its proprietary OneRNA® platform and the associated intellectual property, ensuring strategic focus and operational efficiency.

Intellectual Property (IP): Genomic Expression has filed a broad patent related to the OneRNA® platform and is developing proprietary methods to rapidly translate RNA data into RNA Therapeutics. These methods enable the potential creation of fully individualized therapies in the future. The Company's IP portfolio includes additional trademarks and trade secrets that protect its innovative processes and technologies.

Corporate History: Genomic Expression, Inc. was incorporated in Delaware on July 1, 2009. The Company was stelth until recieving multiple grants in 2017 and has since established a CLIA lab in Beverly, MA in 2017. It has emerged as a pioneer in RNA-based diagnostics, with a strong focus on truly individualizing cancer treatment.

Competitors and Industry

Industry Overview

Genomic Expression operates within the rapidly growing field of molecular diagnostics and RNA-based therapeutics. The Company's primary focus is on oncology, particularly breast and ovarian cancers, which represent a significant market opportunity. The women's cancer diagnostic market alone is estimated at $3 billion, with the broader tissue-based cancer sequencing diagnostic market valued at approximately $14 billion in Europe and the USA combined. Additionally, the expanding liquid biopsy market is projected to reach $6.4 billion.

Competitors

The molecular diagnostics industry is competitive, with several companies focusing primarily on DNA panels. Major players include Guardant Health and Natera, which analyze DNA panels for cancer diagnostics. Other companies, such as Foundation Medicine and Tempus, have incorporated RNA exome panels into their offerings, primarily to identify gene fusions. However, gene fusions are present in only 5% of solid tumors, and the exome RNA sequencing chemistry used by these companies is not quantitative. This non-quantitative approach contrasts with Genomic Expression’s OneRNA® platform, which provides comprehensive and quantitative RNA analysis, giving it a distinct competitive advantage.

Current Stage and Roadmap

Current Stage

Genomic Expression is currently in the commercial stage, with the regulatory credentials necessary to launch OneRNA® as a diagnostic treatment navigation platform for breast and ovarian cancer. The Company’s platform has been clinically validated, and products are available for immediate use.

Future Roadmap

Genomic Expression is raising funds to scale its sales and marketing efforts, particularly focusing on biotech and pharma collaborations. The Company also plans to further develop its rapid RNA-to-therapeutics translation capabilities. Additionally, the Company seeks to secure non-dilutive (grants) and dilutive capital to execute a clinical utility study aimed at broadening payor support, expand its sales and marketing initiatives, and complete the development of novel technologies for rapid translation from RNA code to RNA Therapeutics.

The Team

Officers and Directors

Name: Gitte Pedersen

Gitte Pedersen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Chairman of the Board, Principal Accounting Officer
  Dates of Service: July, 2017 - Present
  Responsibilities: Main fundraiser of the company, overseeing all departmental operations. In charge of setting strategic direction, managing company growth, and securing investments. Salary: $100K annually Equity compensation: None currently; plans to reserve a package for an expanded management team. Currently owning approximately 36%.

Other business experience in the past three years:

- Employer: Legomics
  Title: Co-Founder Board Member
  Dates of Service: January, 2019 - January, 2024
  Responsibilities: Provided strategic oversight and guidance. Not actively working there anymore as of January 2024.

Other business experience in the past three years:

- Employer: ACTAI Ventures
  Title: Limited Partner
  Dates of Service: January, 2021 - Present
  Responsibilities: I have no operational role or advisory role - I am an investor in this fund

Name: Morten Lorentz Pedersen

Morten Lorentz Pedersen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CSO, Co-Founder, Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Supporting scientific questions, leading research and development efforts. Filed and issued patents in the USA, Europe, and Canada. Salary: $100K annually Equity compensation: Currently owning approximately 35%.

Other business experience in the past three years:

- Employer: Legomics
  Title: Board Member
  Dates of Service: January, 2019 - January, 2024
  Responsibilities: Inventor of the technology and involved in grant applications and proof of concept work in the lab. No hours currently being dedicated.

Name: Kirsten Dinesen Bertelsen

Kirsten Dinesen Bertelsen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (part-time)
  Dates of Service: January, 2017 - Present
  Responsibilities: Provides strategic competence in business models and marketing. Brings experience in business development and digitalization, particularly in technology companies and life sciences. Salary: Not currently receiving compensation. Equity compensation: None specified.

Other business experience in the past three years:

- Employer: Frontpage
  Title: Managing Director
  Dates of Service: March, 2022 - Present
  Responsibilities: Management, business development, and strategy.

Other business experience in the past three years:

- Employer: PowerCare
  Title: Chairman of the Board
  Dates of Service: May, 2020 - April, 2022
  Responsibilities: Developed IT infrastructure, business models, and managed overall company operations.

Name: Daniel Drysdale Adams

Daniel Drysdale Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (part-time)
  Dates of Service: October, 2005 - Present
  Responsibilities: Serves on the Board of Directors, providing strategic oversight and direction. Salary: Not currently receiving compensation. Equity compensation: None specified.

Name: Gerard F Cauwenbergh

Gerard F Cauwenbergh's current primary role is with Legacy Health Care (CH). Gerard F Cauwenbergh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (part-time)
  Dates of Service: January, 2017 - Present
  Responsibilities: Facilitates connections to venture capital and private equity managers. Provides strategic oversight and business development advice. Salary: None currently; board compensation expected after financing. Equity compensation: None specified.

Other business experience in the past three years:

- Employer: Legacy Health Care (CH)
  Title: Co-Founder and Director
  Dates of Service: April, 2009 - Present
  Responsibilities: Strategic positioning of the transition from consumer to Rx company.

Other business experience in the past three years:

- Employer: Phases123 LLC (US)
  Title: Managing Partner
  Dates of Service: April, 2008 - Present
  Responsibilities: Supporting roles in biotech and healthcare start-up companies, providing strategic, regulatory, financial, and business development guidance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The U.S. Food and Drug Administration, or FDA, has begun requiring approval or clearance of new CLIA Laboratory Developed Tests (LDT) withing the next 4 years. Genomic Expression could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests in the future.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Technological Obsolescence Risk:

The field of molecular diagnostics and RNA-based therapeutics is rapidly evolving. There is a risk that new, more advanced technologies may emerge that render the Company's current platform obsolete or less competitive. If Genomic Expression fails to keep up with technological advancements, it could lose its market position.

Regulatory Approval Delays:

While the Company has obtained CLIA certification, future products or expansions of the OneRNA® platform may require additional regulatory approvals. Delays or failures in obtaining these approvals could hinder the Company's ability to commercialize new products and could adversely affect its revenue and growth prospects.

Intellectual Property Challenges

The Company's business heavily relies on its intellectual property. There is a risk that existing patents could be challenged or that new patents could be difficult to obtain. Additionally, the Company may face legal challenges from competitors claiming infringement, which could result in costly litigation and potential loss of IP rights.

Dependence on Key Partnerships:
The Company's strategy includes R&D collaborations with biotech and pharmaceutical companies. The success of these collaborations is crucial for the development and commercialization of new products. If these partnerships are terminated or do not yield the expected results, it could adversely affect the Company's R&D efforts and overall business strategy.

Reimbursement and Payor Risk:
The Company relies on reimbursement codes for its diagnostic tests. Changes in healthcare policies, reimbursement rates, or payor guidelines could negatively impact the Company's revenue stream. If payors reduce or eliminate reimbursement for the Company's services, it could significantly affect profitability.

Clinical Data Reliability:
The efficacy of the OneRNA® platform is based on clinical data. There is a risk that future studies might not replicate the high diagnostic yield reported in earlier studies. Any inconsistencies or negative results could harm the Company's reputation and market acceptance.

Scalability and Operational Risks:
As the Company grows, it will need to scale its operations, including its laboratory facilities, IT infrastructure, and customer support. There is a risk that the Company may encounter challenges in scaling efficiently, leading to increased costs, delays, or a decline in service quality.

Competitive Landscape Shifts:
The molecular diagnostics industry is highly competitive, with new entrants and existing competitors constantly innovating. The emergence of a new competitor with a superior technology or a large established company entering the RNA diagnostics space could threaten the Company's market share and growth potential.

Dependency on Specialized Talent:
The Company's success relies heavily on its ability to attract and retain highly specialized talent, including scientists, bioinformaticians, and regulatory experts. There is a risk that the Company may not be able to attract or retain the necessary talent, which could slow down innovation and product development.

Market Adoption Risk:
The success of the OneRNA® platform depends on its adoption by healthcare providers and patients. There is a risk that the platform may face resistance from clinicians who are accustomed to traditional DNA-based diagnostics or from patients who are wary of new technologies. Slow adoption could impact the Company's revenue growth.

FDA
The U.S. Food and Drug Administration, or FDA, has begun requiring approval or clearance of new CLIA Laboratory Developed Tests (LDT). We could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests in the future.

The Convertible Promissory Notes have no rights to vote
The Convertible Promissory Notes have no voting rights and they convert into non-voring shares. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Common stock Holders of our outstanding Common Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Common Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Common Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Common Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

The Company has a concurrent open Reg D offering round raising convertible promissory notes under Reg D 506(c)
The Company has a concurrent open Series A offering under Reg D 506(c) of up to $20M in convertible promissory notes. The Company has not yet defined the class of securities into which the notes will convert, if they ever do. While some, or all, notes may never convert into shares of equity, there is a potential for additional dilution of your investment. Please refer to the Dilution section of the offering materials for further information.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gitte Pedersen	983,323	Voting Common Stock	36.0%
Morten Pedersen	961,101	Voting Common Stock	35.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Convertible notes, Convertible Note, and Convertible Note - CF 2024.

Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 3,045,198 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 304,225 of shares to be issued pursuant to stock options issued.

Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation, each share of the Voting Common Stock and each share of the Non-Voting Common Stock shall have identical powers, preferences, qualifications, limitations and other rights, including rights in liquidation and rights upon a merger or consolidation of the Company.

Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation, each share of the Voting Common Stock and each share of the Non-Voting Common Stock shall have identical powers, preferences, qualifications, limitations and other rights, including rights in liquidation and rights upon a merger or consolidation of the Company.

Convertible notes

The security will convert into Common stock and the terms of the Convertible notes are outlined below:

Amount outstanding: $116,854.00
Maturity Date: October 13, 2028
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $2.5M in revenue, grant or Series A

Material Rights

There are no material rights associated with Convertible notes.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $90,000.00
Maturity Date: November 15, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%

Valuation Cap: $25,000,000.00
Conversion Trigger: $2.5M in revenue, grant or Series A

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note - CF 2024

The security will convert into Non-voting common stock and the terms of the Convertible Note - CF 2024 are outlined below:

Amount outstanding: $0.00
Maturity Date: September 01, 2026
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $2,500,000 Qualified Financing - see Material Rights below

Material Rights

Please refer to Exhibit F of the Offering Materials for the full Convertible Note Agreement. An excerpt of key terms is provided below.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The Company concurrently has a separate open Series A offering round of up to $20M in convertible promissory notes under Reg D 506(c), the class of securities into which the notes will convert has not yet been determined. Please see also the Risk Factors section on how this may affect your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $115,000.00
  Use of proceeds: Sales and Marketing
  Date: July 31, 2024
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $90,000.00
  Use of proceeds: Operation and CLIA validation of OneRNA®
  Date: November 15, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended June 30, 2024 compared to the year ended June 30, 2023

Sales

Sales for fiscal year 2023 was $608,380 compared to $222,724 in fiscal year 2024.

Shift in product mix to higher margin products away from infectious disease and towards oncology. We pivoted away from COVID-19 testing and the sales drop was augmented by grants and research collaboration income.

Cost of Sales

Cost of Sales for fiscal year 2023 was $236,708. In the fiscal year 2024, cost of sales was zero because we shifted away from COVID-19 testing and automated our lead acquisition pipeline using social media, driving cost to zero.

The decrease in cost of sales is due to the automation of lead generation and the management team's ability to leverage their strong industry network to acquire customers. We maintained certain operational costs in anticipation of scaling our oncology-focused product line.

Gross Margins

Gross margins for fiscal year 2023 was 61% 2023 whereas it was 100% in 2024.

The increase in gross margins is due to the higher prices for OneRNA(R) assay despite the overall rise in the cost of reagent, we expect margins to improve further as we scale production and refine our procurement processes

Operating Expenses

Expenses for fiscal year 2023 were $698,026 in fiscal year 2024 operating expenses were only $448.836.

The decrease in expenses is primarily due to the downsizing of the organization due to the strategic shift away from infectious diseases and continued operations in the oncology space.

Historical results and cash flows:

The Company is currently in the initial launch stage for its flagship OneRNA® platform offering and revenue generating. We are of the opinion the historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because the margins of OneRNA® is higher and the platform truly innovative with few competing alternative RNA solutions. Past cash was primarily generated through R&D collaborations which provide less margins and grants which are not providing any margins. Our goal is to invest 100% of our efforts in the sales and marketing of our OneRNA® platform which has 90% margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30th, 2024, the Company had $33,678.28 cash on hand.

Genomic Expression's OneRNA® platform is highly cost-effective to operate with most wetlands and drylab operations fully automated. The Company is raising funds to expand sales and marketing and anticipates that the revenue it will generate can make the company financially sustainable long term.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the commercialization of OneRNA® as a diagnostic platform

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company will have 95% be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $15K for expenses related to rent and other key services (cloud infrastructure).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24 of months - if we do not sell anything which is unlikely as we are deploying the capital from this raise to sales and marketing. The 24 months are based on a projected monthly burn rate ramping up with sales of $50,000 for expenses related to salaries; inventory; R&D and zero sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has applied for a total of $45M in grants and government contracts and anticipates that some of this will materialize in 2024 or 2025. We are also currently raising a Series A of $20M in convertible promissory notes under Reg D 506(c), the class of securities into which the notes will convert has not yet been determined.

Indebtedness

- Creditor: EIDL Loan
  Amount Owed: $181,881.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- Creditor: SBA revolving credit
  Amount Owed: $100,000.00
  Interest Rate: 5.25%
  Maturity Date: June 21, 2031

- Creditor: Convertible Notes
  Amount Owed: $90,000.00
  Interest Rate: 8.0%
  Maturity Date: November 15, 2025
  In November 2021, the Company issued Convertible Notes totaling $90,000. These notes carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $25 million.

- Creditor: Convertible Notes
  Amount Owed: $105,000.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2026
  The Company has issued another set of convertible notes from July to November 2023, amounting to $105,000, which also carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million. As of June 30, 2024, the total outstanding amount of these notes is $195,000 since none has been converted, with accrued interest totaling $6,261.

- Creditor: Funding Circle
  Amount Owed: $55,000.00
  Interest Rate: 22.76%
  Maturity Date: January 18, 2029
  In 2024, the Company has also entered into another Loan agreement with an external party as detailed below:

- Creditor: Legomics
  Amount Owed: $32,100.00
  Interest Rate: 0.0%
  In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding. Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics. As of June 30, 2022, the company had outstanding payables of $32,100 to Legomics and receivables of $141,468 from Legomics as of June 30, 2024.

- Creditor: Convertible Notes
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: September 10, 2029
  In September 2024, the Company issued Convertible Notes amounting to $50,000, which carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million, similar to the existing Notes described in Note 5 of Financial Statements.

Related Party Transactions

- Name of Entity: Legomics
  Names of 20% owners: Gitte and Morten Pedersen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Ongoing Interest
  Material Terms: In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding. Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics. As of June 30, 2022, the company had outstanding payables of $32,100 to Legomics and receivables of $141,468 from Legomics as of June 30, 2024 and $168,400 as of June 30, 2023.

Valuation

Valuation Cap: $50,000,000.00

Valuation Cap Details: The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or issued; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) no shares are reserved for issuance under a stock plan. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $206,854 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing:
  19.0%
  We will use 19% of the funds raised for sales and marketing. We already have a proven lead generation system and closed the first contract of $150K targeting Biotech and Pharma CDx deals

- Research & Development
  20.0%
  We will use 20% of the funds raised for research and development: 10% to advance our RNA code to RNA Therapeutics translational capabilities, and 10% to further advance our patents

- Company Employment
  30.0%

We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Chief Business Development Officer (CBO) and other Sales and Marketing personnel and customer service support. We worked with MBA interns and technical interns (bioinformatics and wet lab personnel) in the past who have demonstrated the capability to get up to speed and quickly and assume operational roles. Wages to be commensurate with training, experience and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company e.g. rent and regulatory expenses.

- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- StartEngine Reg CF Campaign Marketing:
  9.5%
  We will use 9.5% of the funds to market the crowdfunding campaign as part of the sales and marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://genomicexpression.com (https://genomicexpression.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/genomic-expression

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Genomic Expression Inc.

[See attached]



Genomic Expression Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Fiscal Years ended June 30, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Genomic Expression, Inc. Management

We have reviewed the accompanying financial statements of Genomic Expression, Inc. (the Company) which comprise the statement of financial position as of June 30, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 10, 2024

GENOMIC EXPRESSION INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of June 30, | |
	2024	2023
ASSETS		
Current Assets:		
Cash & cash equivalents	61,239	66,375
Accounts Receivable	438,374	349,138
Related Party Loan Receivable	141,468	168,400
Other Current Assets	90,316	79,140
Total Current Assets	731,397	663,052
Non-Current Assets:		
Intangible Assets - net	246,037	252,139
Fixed Assets - net	47,396	161,550
Total Non-Current Assets	293,434	413,689
TOTAL ASSETS	1,024,831	1,076,741
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Cards	41,928	18,694
Accounts Payable	177,031	141,518
SBA Line of Credit -current	10,850	22,783
EIDL Loans Payable - current	11,880	11,880
Funding Circle Loans Payable - current	36,486	-
Other Current Liabilities	9,852	6,323
Total Current Liabilities	288,027	201,198
Non-Current Liabilities:		
SBA Line of Credit -noncurrent	89,150	67,217
EIDL Loans Payable - noncurrent	170,001	180,000
Convertible Notes	195,000	90,000
Funding Circle Loans Payable -noncurrent	18,514	-
Total Non-Current Liabilities	472,665	337,217
TOTAL LIABILITIES	760,691	538,415
EQUITY		
Common Stock	2,741	2,741
Additional Paid-in Capital	1,713,127	1,713,127
Retained Earnings	(1,451,729)	(1,177,542)
TOTAL EQUITY	264,139	538,326
TOTAL LIABILITIES AND EQUITY	1,024,831	1,076,741

GENOMIC EXPRESSION INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Fiscal Year Ended June 30,	
	2024	2023
Revenues		
Sales	222,724	608,380
Cost of Sales	-	236,708
Gross Profit	222,724	371,672
Operating Expenses		
Advertising and Marketing	26,915	16,045
Payroll and Employee Benefits	106,565	223,280
General and Administrative	238,922	262,570
Legal and Professional	41,910	133,300
Operating Lease Expense	34,524	62,831
Total Operating Expenses	448,836	698,026
Total Loss from Operations	(226,112)	(326,354)
Other Income (Expense)		
R&D Collaborations Income	15,706	311,068
Grant Income	218,334	122,000
Other Expense		
Interest Expense	18,820	5,709
Total Other Income (Expense)	215,220	427,360
Earnings Before Income Taxes, Depreciation, and Amortization	(10,893)	101,006
Depreciation Expense	114,154	114,154
Amortization Expense	149,140	113,916
Net Income (Loss)	(274,187)	(127,064)

GENOMIC EXPRESSION INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statement

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 06/30/22	2,729,950	2,730	1,699,977	(1,050,478)	652,229
Issuance of Common Stock	11,023	11	-	-	11
Additional Paid in Capital	-	-	13,150	-	13,150
Net income (loss)	-	-	-	(127,064)	(127,064)
Ending balance at 06/30/23	2,740,973	2,741	1,713,127	(1,177,542)	538,326
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-		(274,187)	(274,187)
Ending balance at 06/30/24	2,740,973	2,741	1,713,127	(1,451,729)	264,139

GENOMIC EXPRESSION INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Fiscal Year Ended June 30,	
	2024	2023
OPERATING ACTIVITIES		
Net Loss	(274,187)	(127,064)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	114,154	114,154
Amortization Expense	149,140	113,916
Increase in Accounts Receivable	(89,237)	(18,180)
Increase in Other Current Assets	(11,176)	
Increase in Credit Cards	23,233	9,491
Increase in Accounts Payable	35,513	124,448
Decrease (Increase) in Other Current Liabilities	3,529	(13,161)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	225,157	330,667
Net Cash provided by (used in) Operating Activities	(49,030)	203,603
INVESTING ACTIVITIES		
Fixed Assets	-	(30,000)
Intangible Assets	(143,039)	(236,348)
Net Cash used in Investing Activities	(143,039)	(266,348)
FINANCING ACTIVITIES		
Net Increase in Related Party Loans Receivable/Payable	26,932	(200,500)
Proceeds from SBA Line of Credit	10,000	90,000
Payments for EIDL Loans Payable	(9,999)	(7,920)
Proceeds from Funding Circle Loans Payable	55,000	-
Proceeds from Convertible Notes	105,000	-
Issuance of Stocks	-	13,161
Net Cash provided by (used in) Financing Activities	186,933	(105,259)
Cash at the beginning of period	66,375	234,379
Net Cash increase (decrease) for period	(5,136)	(168,004)
Cash at end of period	61,239	66,375

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Genomic Expression, Inc. ("the Company") was incorporated in Delaware on June 30, 2009. The company has developed an innovative RNA Platform, OneRNA®, which identifies and quantifies over 20,000 mRNAs in a sample without using panels. This technology enables the repurposing of approved cancer drugs on an individual patient basis, aiming to provide more effective treatment options for patients who do not respond to standard therapies or experience recurrence.

Traditional diagnostic tests using DNA panels often have a limited diagnostic yield, detecting mutations for which there is an FDA-approved drug in only about 40% of cases. In contrast, the OneRNA® platform has demonstrated a nearly 100% diagnostic yield in breast and ovarian cancers. The company's clinical lab services generate revenue by offering tests to doctors when standard treatments fail. Patient samples are analyzed in the company's CLIA-certified laboratory, and the resulting reports are delivered to the ordering parties, providing personalized treatment options based on the patient's RNA profile.

The Company is also generating revenue through R&D collaborations with biotech and pharmaceutical companies. These collaborations aim to de-risk and accelerate clinical programs and ultimately create a OneRNA® companion diagnostic algorithm on the platform.

Key assets of the company include the CLIA-certified clinical laboratory and the OneRNA in cloud platform, which manages data from sample acquisition through analysis and report delivery. Since receiving CLIA validation in April 2020, Genomic Expression has launched three products: COVID-19 PCR testing in saliva, BRCA1/2 testing in tumor tissue, blood, and saliva, and OneRNA® in breast cancer. In 2024, the company completed CLIA validation for OneRNA® in ovarian cancer.

Beyond clinical diagnostics, the OneRNA® platform also contributes to drug discovery and development. The platform's RNA data can help design more successful clinical studies and generate algorithms to predict responses to standard treatments, assisting patients and doctors in making informed treatment decisions earlier in the patient journey.

To support ongoing operations and growth, Genomic Expression plans to conduct a crowdfunding campaign under Regulation CF in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of June 30, 2024, the Company has no off-balance sheet concentration of credit risk such as forward.

exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of June 30, 2024 and June 30, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $61,239 and $66,375 in cash as of June 30, 2024 and June 30, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some are allowed a term of normally up to 30 days. Accounts receivable of the Company as of June 30, 2024, is $438,374, and as of June 30, 2023, is $349,138.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No allowance was provided since the historical experience and evaluation of the current status of receivables did not indicate any significant risk of loss.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense for the years ended June 30, 2024, and June 30, 2023, was $114,154 for both years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	2024 Cost	2023 Cost
Computer Equipment	5	9,969	9,969
Office Equipment	5	3,348	3,348
Lab Equipment	5	564,132	564,132
Grand Total	-	577,449	577,449
Accumulated Depreciation		(530,052)	(415,899)
Property and Equipment, net	-	47,396	161,550

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. I

The Company's intangible assets primarily consist of intellectual property (IP), know-how, regulatory expenses, and other costs associated with its cloud-based infrastructure, OneRNACloud. This backend cloud-based data tracking and analysis platform has been in commercial use since the third quarter of 2020 for COVID-19 applications and is still undergoing continuous development. Additionally, patent expenses related to the Company's innovations are capitalized as intangible assets. These elements collectively enhance the Company's technological and commercial infrastructure.

The Company amortizes its Intangible Assets on a straight-line basis over its estimated useful life as shown below:

Property Type	Useful Life in Years	2024 Cost	2023 Cost
OneRNACloud	3	337,260	287,635
Patents	5	458,223	364,809
Other Intangible Assets	3-5	218,076	218,076
Grand Total	-	1,013,558	870,519
Accumulated Amortization		(767,521)	(618,381)
Intangible Assets, net	-	246,037	252,139

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by offering clinical lab services, including RNA profiling tests through the OneRNA® platform, alongside specialized tests such as COVID-19 PCR testing and BRCA1/2 testing. Payments are typically collected at the time of service or at the initiation of services, with some customers granted payment terms of up to 30 days. The Company's primary performance obligation is to deliver a comprehensive analysis and report based on the patient's RNA profile, supporting individualized treatment options.

Revenue is recognized upon the completion of services, net of estimated returns. At this point, the Company establishes a liability for expected returns and records an asset, with a corresponding adjustment to cost of sales, for the right to recover products or provide services in settling the refund liability. This ensures that all financial transactions are accurately recorded in the Company's financial statements, accounting for potential returns or adjustments.

Other Income

The Company is generating revenue through R&D collaborations with biotech and pharmaceutical companies, which focus on de-risking and accelerating clinical programs and developing a OneRNA® companion diagnostic algorithm. Additionally, in 2023 and 2024, the Company secured grant income to support the validation of OneRNA® in ovarian cancer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). According to ASC 718, share-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the employee's vesting period. The Company has adopted ASU 2018-07 early, allowing it to measure stock options based on their intrinsic value rather than their fair value. Intrinsic value is the difference between the fair value of the underlying stock and the exercise price of the option. As of the date of these financial statements, the intrinsic value of the Company's stock options is $0.

Since there is no active market for the Company's common stock to determine its fair value, management has estimated the fair value for stock-based compensation. This estimation is based on recent stock sales to independent investors, assessments by placement agents related to preferred stock sales, and validation by independent fair value experts. Given these considerations, management has concluded that the estimated fair value of the Company's stock and related stock-based compensation expense is negligible.

As of June 30, 2024, the Company had 195,724 issued, outstanding and fully-vested stock options granted to its advisors. Additionally, there were 71,001 stock options available for issuance.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants of the Company do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible. As of June 30, 2024, the Company had 37,500 issued and outstanding warrants.

Income Taxes

The Company is subject to corporate income and state income taxes in the jurisdictions where it operates. It accounts for income taxes under the asset and liability method, which involves recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. This method determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates effective for the year in which the differences are expected to reverse. Changes in tax rates affecting deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that it is believed they are more likely than not to be realized. This determination considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent operating results. If it is determined that deferred tax assets could be realized in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made, reducing the provision for income taxes. Uncertain tax positions are recorded in accordance with ASC 740, using a two-step process: (1) determining whether it is more likely than not that the tax positions will be sustained based on the technical merits, and (2) for tax positions meeting the more-likely-than-not recognition threshold, recognizing the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company's primary deferred tax assets are net operating loss (NOL) carryforwards, which approximate retained earnings as of the date of these financial statements. No deferred tax asset has been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2019.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding.

Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics.

The company had an outstanding receivable from Legomics of $141,468 as of June 30, 2024, and $168,400 as of June 30, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases equipment under an agreement that commenced on September 25, 2020, and has matured on September 25, 2023.

The details of the lease before its maturity are as follows:

Fiscal Year Ending June 30,	Monthly Payments	Remaining Terms (months)
2022	4,953	15
2023	4,953	3
Thereafter	-	-

Since the lease matured on September 25, 2023, the equipment is now fully owned by the Company, and the payments listed in the table above are no longer required.

NOTE 5 – LIABILITIES AND DEBT

The Company's outstanding Loans to external parties are summarized as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Grant Date	Maturity Date	Monthly Payment	For the Year Ended December 2024			For the Year Ended December 2023		
						Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
EIDL Loan	200,000	3.75%	1/10/2021	6/1/2050	990	11,880	170,001	181,881	11,880	180,000	191,880
SBA revolving credit	100,000	5.25%	2/8/2021	6/21/2031	904	10,850	89,150	100,000	-	-	-
Funding Circle	$ 60,769.50	22.76%	1/18/2024	1/18/2029	1,543	36,486	18,514	55,000	-	-	-
Total					3,437	59,216	277,665	336,881	11,880	180,000	191,880

In November 2021, the Company issued Convertible Notes totaling $90,000. These notes carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $25 million. Additionally, another set of notes was issued from July to November 2023, amounting to $105,000, which also carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million. As of June 30, 2024, the total outstanding amount of these notes is $195,000 since none has been converted, with accrued interest totaling $6,261.

NOTE 6 – EQUITY

The Company has authorized 3,000,000 common shares, each with a par value of $0.001 per share. As of 2024 and 2023, there were 2,740,973 common shares issued and outstanding for both years, respectively.

Voting Rights: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are eligible to receive dividends if and when declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 10, 2024, the date these financial statements were available to be issued.

In September 2024, the Company issued Convertible Notes amounting to $50,000, which carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million, similar to the existing Notes described in Note 5.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]




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GET A PIECE OF GENOMIC EXPRESSION

Saving Lives Now, One Cancer Patient at a Time

Genomic Expression is revolutionizing cancer treatment with its pioneering RNA platform, OneRNA®. This technology enables individualized treatment for patients with breast and ovarian cancer, potentially transforming the future of cancer therapy and drug developmen...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$67,266.91 Raised

| OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV ⟩ |

Invest Now
8.0% Interest Rate

RAISED ⓘ	INVESTORS
$67,266.91	19
MIN INVEST ⓘ	VALUATION CAP
$250	$50M

REASONS TO INVEST

Saving cancer patients' lives NOW repurposing FDA-approved drugs by analyzing patients' unique RNA profiles. Broad patent filed and regulatory approvals in place to launch into our estimated $3B women's cancer TAM*.

Partnerships with Rutgers, MD Anderson, Northwell, and the NCI. Collaborations with pharma companies to rapidly translate RNA code to RNA Therapeutics and develop companion diagnostics OneRNA® algorithms (AI).

Commercial stage and, we believe, close to achieving positive cash flow. Achieved through grants of $6.5M, $1.7M in seed funding, and a lifetime revenue of $4.5M. Expanding sales. A potential $3M NCI contract is under consideration.

TEAM



Gitte Pedersen • CEO, Co-Founder, Chairman of the Board

Scientist, CEO, and company builder with a focus on improving health and sustainability through innovative RNA technologies. Former executive at Novo Nordisk and advisor to the Danish Government and European Commission on innovation ...

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Morten Lorentz Pedersen • CSO, Co-Founder, Director

Genetics postdoc and serial entrepreneur with expertise in nucleic acid-based chemistries. Co-inventor of novel Next Generation Sequencing and synthetic biology technologies. Has filed patents across the USA, Europe, and Canada. Passionate abo...

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Kirsten Dinesen Bertelsen • Director (part-time)

Experienced manager with strategic expertise in business development and digitalization. Industry background in technology, life sciences, construction, and finance. Board member in health businesses, known for her energetic and enterprisin...

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THE PITCH

Decoding RNA, Empowering Patients



Genomic Expression aims to revolutionize cancer care with their OneRNA® platform, designed to provide superior treatment options for patients.

By analyzing RNA, Genomic Expression can detect disease, monitor health, and design next-generation cures.

The OneRNA® platform accelerates drug discovery and development, offering unparalleled insights from early research to clinical trials. By analyzing the complete RNA profile of a tumor, Genomic Expression identifies novel drug targets and biomarkers more efficiently than traditional methods. Their comprehensive approach eliminates the need for panels and additional biopsies and streamlines the development of companion diagnostics. Unlike DNA, RNA provides real-time information on active disease, making it a superior method for precision medicine.



The Power of OneRNA®

Unlike DNA, which primarily indicates disease risk, RNA provides real-time insights into active disease

Benefits of OneRNA®



Optimized Treatment

Identifies potential treatments and clinical trials based on a patient's specific RNA profile



Accelerated Care

Enables doctors to make informed decisions quickly, leading to faster and more effective treatment



Future of Medicine

OneRNA® is at the forefront of developing new treatments and diagnostic tools



AI-Powered

Identifies patients that will benefit from standard of care and provide other options for patients that won't

Genomic Expression's platform has demonstrated exceptional clinical utility in identifying actionable targets for approved cancer drugs in nearly all patients with breast and ovarian cancer. By repurposing existing medications based on individual tumor profiles, they offer a truly individualized and effective treatment approach. Beyond diagnostics, OneRNA® accelerates drug discovery and development, enabling the rapid design of novel RNA-based therapeutics, such as individualized vaccines, and streamlining the creation of companion diagnostics.

Truly Individualized Treatment with OneRNA®

OneRNA®: Accelerating Cancer Treatment and Discovery*

A powerful platform that analyzes the complete RNA profile of the tumor, providing critical insights for patients, doctors and researchers

Improving Patient Outcomes



Finding the Right Treatment



Truly Individualized Treatments



Faster Time to Treatment

Revolutionizing Drug Development



Expanding Drug Indications



Optimizing Clinical Trials



Accelerating Drug Discovery



Developing Companion Diagnostics

*From early R&D through clinical studies.

We believe Genomic Expression stands at the forefront of medicine, offering hope for patients and driving innovation in the delivery of healthcare and the development of a new generation of RNA therapeutics.

THE PROBLEM & OUR SOLUTION

OneRNA®: Precision Medicine, Personalized Treatment

Independent research has indicated that current DNA-based tests provide limited insights and often fall short of identifying effective treatments for the majority of patients that are offered these tests.[1]

Our OneRNA® platform analyzes the entire RNA profile of a tumor, unlocking a wealth of information essential for truly individualized treatment. By identifying actionable targets for existing drugs in nearly all patients, Genomic Expression's OneRNA® test can significantly improve patient outcomes.[2,3]

The Challenges of Traditional Cancer Treatment

Only **one in four** cancer treatments extends life

Drug discovery takes **10 years, cost $2B/drug with a success rate of only 5%**

Cancer is **defined by genetic alterations** rather than its tissue of origin

Sequencing is shifting focus from tumor appearance to its genetic makeup

As opposed to our competitors sequencing DNA panels (limited patent protection), Genomic Expression is a sequence-based company that has clinically validated *quantitative* and *actionable* RNA-seq of all genes. Unlike DNA, which primarily indicates disease risk, RNA provides real-time insights into active disease. OneRNA® analyzes all mRNAs, 20,000 genes, whereas DNA panels analyze up to 500 genes, are limited to cancer, and only identify one approved drug in 40% of patients. RNA is much more informative, connecting the information to existing drugs and clinical studies.

Standard Care - DNA Panels

for relapsed or non-responders

500 GENES Limited to Cancer	1 approved drug in 40% of the patients improved outcome for only 8%

OneRNA

20,000 GENES No Guessing & Future Proof AI Enabled Tissue & Disease Agnostic Exponentially Scalable	5 approved drugs in 99% of the patients improved outcome for ALL

OneRNA® empowers doctors and patients to select optimal treatments or clinical trials by identifying unique genetic alterations that can be targeted with specific therapies. OneRNA® is saving lives today while accelerating drug discovery and development.

OneRNA® treatments are typically less toxic and invasive than current methods. Ultimately, OneRNA® delivers a truly individualized and precise approach to care, driving AI-powered advancements in healthcare.

THE MARKET & OUR TRACTION

Enhancing Cancer Care


Market Opportunity
$220B
Cancer Market
Focusing initially on the $3B women's cancer segment
$14B
TAM for OneRNA®
in cancer tissue
$6.4B
Liquid biopsy in cancer

Source / Source

Genomic Expression is tackling a massive opportunity in the $220 billion cancer market.[4] With traditional DNA-based tests falling short, there's a critical need for innovative solutions. We believe Genomic Expression's OneRNA® platform is a game-changer, providing a deeper understanding of tumors through comprehensive RNA analysis.

Financial Highlights

$6.5M in grants

$1.7M in seed funding

$4.5M in revenue

Secured grant funding and are eligible for an SBIR $3M Phase 2 grant to support the clinical utility study

Notable Individual Investors From





















Biogen

Harvard Business School Alumni Angels Association

pipeline ANGELS

InvestorsCircle

CENTURION HOLDINGS LLC

Partnerships

Rutgers Health Rutgers Cancer Institute

Northwell Health

The University of Texas MD Anderson Cancer Center Making Cancer History

novo nordisk

Achievements & Recognition







  

| MedTech Innovator Top 50 | Won EUTop50 | Winner of the Lyfebulb–Helsinn Award |

  

Featured in Forbes   **Winner of the EIC Lifescience Award**   **Presented at GSTIC**

 

Top 10 XTC   **#2 at WFN**

We have made significant progress in proving our technology, showing exceptionally high diagnostic yield in our clinical validation by identifying actionable targets for existing cancer drugs in practically all patients. We are supported by a strong group of investors and generate revenue, thus we believe Genomic Expression is poised for growth. We have also formed strategic partnerships and collaborations with leading cancer centers and biopharma companies to further validate our platform's potential. By offering a more accurate and quantitative analysis of all mRNAs, we enable a truly individualized approach to cancer treatment. Therefore, we believe Genomic Expression is positioned to transform patient outcomes and redefine the standard of care.

WHY INVEST

Invest in the Future of Precision Oncology

Boasting Deep Expertise

Led by industry veterans with successful track records in founding and scaling biotech companies, our team brings a wealth of knowledge and experience. Highlights include:



Gitte Pedersen

Former executive at Novo Nordisk and a Member of ESIR2



Morten Pedersen

Inventor of wet lab chemistry and holds a PhD in genomics



Jesper Zeuthen

Pioneer in immuno-oncology, co-founder of GenMab

At Genomic Expression, we believe we are at the forefront of precision oncology, with a proven platform and a clear path to growth. We invite you to invest in a company poised to revolutionize cancer treatment and unlock groundbreaking new therapies. Join us on this exciting journey to improve patient outcomes and make a significant impact on the future of healthcare.

Invest in OneRNA. Invest in Genomic Expression.

ABOUT

HEADQUARTERS

100 Cummings Center, Suite 451C, Beverly, MA 01915

WEBSITE

View Site ↗

Genomic Expression is revolutionizing cancer treatment with its pioneering RNA platform, OneRNA®. This technology enables individualized treatment for patients with breast and ovarian cancer, potentially transforming the future of cancer therapy and drug development. The company generates revenue and has achieved CLIA certification to use OneRNA® as a diagnostic treatment navigation tool.

TERMS
Genomic Expression

Overview

INTEREST RATE
8.0%

VALUATION CAP ⓘ
$50M

MATURITY DATE ⓘ
Sep 18, 2026

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE
Convertible Notes

DISCOUNT RATE ⓘ
20.0%

TYPE OF EQUITY
Non-Voting Common Stock

CONVERSION TRIGGER
$2,500,000

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

A convertible note offers you the right to receive Non-Voting Common Stock in Genomic Expression. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $50,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Loyalty Bonus 5% bonus: As you are an Existing Investor in Genomic Expression, you are eligible for additional bonus interest

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 4 weeks | 2% bonus interest

Early Bird 2: Invest $10,000+ within the first 4 weeks | 5% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

Early Bird 3: Invest $50,000+ within the first 4 weeks | 10% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

Early Bird 4: Invest $100,000+ within 4 weeks | 15% bonus interest and meet for lunch with founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston, date to be determined*.

Early Bird 5: Invest $250,000+ within the first 4 weeks | 15% bonus interest and meet for lunch with founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston, date to be determined*.

Early Bird 6: Invest $500,000+ within 4 weeks and select our next cancer to validate. Limited to 1. Contingent upon access to biospecimens. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined**.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a 30% discount on your 1st OneRNA® test for breast or ovarian cancer.

Tier 2 Perk: Invest $100,000+ and receive 5% bonus interest and receive 30% discount on 10 OneRNA® tests for breast or ovarian cancer.

Tier 3 Perk: Invest $250,000+ and receive 10% bonus interest and receive 30% discount on 10 OneRNA® tests**. Meet the founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined*.

Tier 4 Perk: Invest $500,000+ and receive 15% bonus interest and receive 30% discount of 10 OneRNA® tests**. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined**.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**All lab testing will require a physician's order and a signed consent form. Currently only available for breast and ovarian cancer. A biospecimen is required to be sent to our lab in Boston. Expires after 24 months.

The 10% StartEngine Venture Club Bonus

Genomic Expression Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

ALL UPDATES

10.10.24

This is why I invested in Genomic Expression

This is my why: we need to improve our ability to extend the lives of cancer patients -> Genomic Expression is my how.

MY REASON TO INVEST

OneRNA® is now empowering patients to navigate toward effective treatment options.



"This is my why - we need to do better. Genomic Expression **is my how"**

Kim Tennican, Pipeline Angels and founder of Women's Impact Fund.

My 5th grade teacher, Mrs. Seifert, used to tell me I would one day cure cancer. That was 1977, and my aunt was nearing the end of her journey with ovarian cancer after years of pain and suffering. She was in her early thirties with three young children. Almost 50 years later, I've lost countless friends and family to cancer, including my 5th-grade teacher and my Mom. We've seen many advances in detection and treatment options, but the standard of care is still abysmal.

In many cases the treatments offered decrease the quality of remaining life and are ineffective at actually extending life. We need to do better. Matching an individual patient with the best treatment options for their unique tumor is currently a guessing game. Patients and their providers need better access to data to empower informed decisions with the best chance of success. **That's my why – because we need to do better.**

Genomic Expression is my how. Genomic Expression has developed technology to match patients with treatments that have the best chance of improving their outcome using RNA genetic markers of the patient's unique tumor. They have developed a scalable process that will provide patients and doctors with an analysis of treatment options, even in rural and underserved areas that may not have local resources to evaluate the clinical trial ecosystem. Genomic Expression was co-founded by Gitte Pedersen and her brother Morten. They are on a mission to make a difference and improve cancer treatment outcomes.

I'm a small investor with a big heart. Even small investments can make a big difference. That is one reason Genomic Expression has selected startengine.com as its fundraising platform. You can make an investment with as little as $250. Let's make a difference together.

Kim Tennican

Pipeline Angels and founder of Women's Impact Fund

https://www.linkedin.com/in/kimtennican/

10.08.24

We are Top 15 startups with Most Momentum"


SAVING LIVE NOW,
ONE CANCE ATIENT
AT A
Genomic Expression "Top 15 startups with Most Momentum" on StartEngine
Invest Now
8.0% Interest Rate
RAISED
$67,413.88
INVESTORS
7
MIN INVEST
$250
VALUATION CAP
$50M
Most Momentum
Top 15 in amount raised last 72 hours
One RNA
Truly Individualized Cancer Treament
Genomic expression

Genomic Expression is featured on the front page of StartEngine as recently launched, and thanks to you, we have earned " Top 15 startups with Most Momentum.

Please help us continue getting more exposure on StartEngine by getting us to 100 new investors and/or $300K invested in the next 23 days.

Minimum investment is only $250

Every investor counts and helps us get to commercial launch sooner

10.07.24

Meet the Founders of Genomic Expression on Zoom



Gitte Pedersen is a scientist and company builder using mRNA to provide effective treatment options for cancer patients now and design next-generation cures for cancer in the future. Together with her brother Morten Lorentz Pedersen, she co-founded Genomic Expression Inc., where the familial tale extends into the startup's origin story. Genomic's OneRNA platform enables repurposing existing drugs even on an individual patient basis, and the development of novel RNA therapeutics. Learn how the platform is targeting both ends of the spectrum with their first indication, breast cancer, the most common type of cancer, as well as building studies for rare types where 20,000 or less patients are affected, such as ovarian cancer. It's worth highlighting that these rare types account for a quarter of all cancers in the US!

As recent applications of mRNA vaccines and AI-driven healthcare solutions have shown, there is finally a possibility for the rapid development of personalized and more effective treatments. This paradigm shift in medicine makes the work of Genomic Expression worth learning more about!

Meet the founder team behind Genomic Expression: Gitte Pedersen CEO and Morten Pedersen on a Zoom call October 11th at 11 am - you will need to pre-register here

https://genomicexpression.zoom.us/meeting/register/tZwod-mtqj8rH9M4sFNQHmTtoDvHO1BiFelY

After registering, you will receive a confirmation email containing information about joining the meeting.

10.04.24

Genomic Expression invited to file $3M grant

Genomic Expression met all the milestones in its concept award in ovarian cancer in February 2024 and has been invited to submit our Phase 2 SBIR grant contract of $3M. The probability of receiving this specific grant contract is high because of our stellar performance in phase 1 and because it is by invitation only.

The grant will cover the clinical utility study, providing data to broaden payor support. Part of the upside is access to early conversations with the FDA and other support, e.g., commercialization readiness report, which we can share with investors.

There are few effective drug treatment options for treating ovarian whereas over 300 drugs have been approved by the FDA for other cancers. Repurposing already approved cancer drugs to treat rare cancers is much faster and cost-effective than developing new drugs. Still, success depends on matching these drugs to the individual patient's tumor,



which is what Genomic Expression's OneRNA® platform does.

Every year, 19,880 women receive a new diagnosis of ovarian cancer, and 12,810 women will die from it; the 5-year survival rates have only modestly improved. There is no cure for ovarian cancer, and practically all patients recur and will eventually die from the disease.

This above project focuses on ovarian cancer; however, the OneRNA® approach applies to cancers.

We continue to file grants because we are good at it—we have raised $6.5M so far—and because it is non-dilutive funding. In Q3, we filed an SBIR phase 1 in pancreatic cancer and lymphoma (each $300K).

10.03.24

Winner of Bristol Myers Squibb (BMS) Golden Ticket



Genomic Expression is the winner of Bristol Myers Squibb (BMS) Golden Ticket Competition for space at the BioLabs@NYULangone BioPharma Incubator in New York - Free Lab Space for 1 year

BioLabs at NYU Langone provides an engaging, collaborative space, top-of-the-line research equipment, business support and acceleration programming to help startup companies reach their milestones faster.

BioLabs New York has partnered with NYU Langone Health to build a unique biotech co-working facility in Manhattan to attract the best companies in early-stage life sciences. This includes access to NYU Langone Core Facilities & Resources, benefit from the Startup New York Tax-Free Program, state-of-the-art equipment, and support to advance molecular biology, cell biology, and biochemistry workflows, seminars, and networking events designed to bridge gaps and accelerate innovation.

This free ticket provides Genomic Expression access to NYU Langone and potential collaborators, as well as a foothold in the vibrant New York biotech community.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Genomic Expression.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Early Bird 1:

Invest $1,000+ within the first 4 weeks | 2% bonus interest

12	20	56	45
Days	Hours	Minutes	Seconds

Select

$1,000

Tier 1 Perk:

Invest $1,000+ and receive a 30% discount on your 1st OneRNA® test for breast or ovarian cancer.

Select

$10,000

Early Bird 2:

Invest $10,000+ within the first 4 weeks | 5% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

12	20	56	45
Days	Hours	Minutes	Seconds

Select

$50,000

Early Bird 3:

Invest $50,000+ within the first 4 weeks | 10% bonus interest and get invited to a lunch with Gitte Pedersen, CEO of Genomic Expression in New York on Saturday, November 9.

12	20	56	45
Days	Hours	Minutes	Seconds

Select

$100,000

Early Bird 4:

Invest $100,000+ within 4 weeks | 15% bonus interest and meet for lunch with founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston,

12	20	56	45
Days	Hours	Minutes	Seconds

Select

$100,000

Tier 2 Perk:

Invest $100,000+ and receive 5% bonus interest and receive 30%

$250,000

Early Bird 5:

Invest $250,000+ within the first 4 weeks | 15% bonus interest and meet for lunch with founders Gitte

$250,000

Tier 3 Perk:

Invest $250,000+ and receive 10% bonus interest and receive 30% discount on 10 OneRNA®



discount on 10 OneRNA® tests for breast or ovarian cancer.

Select

Pedersen, CEO, and Morten Pedersen, CSO of Genomic

12 **20** **56** **45**
Days Hours Minutes Seconds

Select

tests**. Meet the founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date

Select

$500,000

Early Bird 6:

Invest $500,000+ within 4 weeks and select our next cancer to validate. Limited to 1. Contingent upon access to biospecimens. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of

12 **20** **56** **45**
Days Hours Minutes Seconds

Select

$500,000

Tier 4 Perk:

Invest $500,000+ and receive 15% bonus interest and receive 30% discount of 10 OneRNA® tests**. Meet founders Gitte Pedersen, CEO, and Morten Pedersen, CSO of Genomic Expression in New York or Boston - Boston lab tour an option, date to be determined**.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

KS **Karl Stine**
13 days ago



What is cost of the OneRNA test?
Which CPT codes are billed for each test?...

Show more

💬 1   ↑ 0   ⚑

GP

Gitte Pedersen ⊘

Genomic Expression • 13 days ago

Thank you Karl for that question. CPT code 81456 is a
Current Procedural Terminology (CPT) code used for ...

Show more

↑ 0   ⚑



Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Pitch Video

Our lives literally came to a stop when my mother got diagnosed with cancer. The first treatment didn't work, neither did the next one, and eventually we simply ran out of time. My brother and I are both scientists and understanding genetics. We concluded this makes no sense and they have to be a better way. RNA is proxy for proteins with ATO for drugs. Furthermore, RNA can tell if drugs which train your immune system to attack your cancer could work for you. So right now, only one out of four cancer treatments actually prolong life. We are wasting $75 billion on drugs every year, while 8 million patients die here at genomic expression. Our goal is that all patients get the right treatment first, and with one RNA, we truly believe that we can win the war on cancer for every patient.

Pitch Section Video

Thank you so much for inviting me, my name is Gitte Petersen and I'm the CEO and co-founder of Genomic Expression

We work very hard on clinically validating and developing an RNA platform for Next Generation cures and you'll learn why that's so important here.

We are commercial stage, fully licensed clinical lab growing revenue for three years up in Massachusetts and I'm announcing my cries A here to expand sales and marketing

So we probably grew up hearing a lot about DNA and over the last three years we heard a lot about RNA and why is that so DNA is very static it's basically what the hard disk of the cell and what the cell could do but the RNA is really the program that the cells are running and by analyzing the RNA we can determine whether the cells are healthy or have or disease or malfunctioning so that means that if we understand the program in drug in tumor A and that program is the same as in another tumor there is a likelihood that the effective drug in tumor a could work for tumor B so we already proven that you can repurpose existing drugs on an individual patient basis and that is very important because in the static standard of care model only one out of four cancer patients actually live longer based on their treatment.

Right now they have access to DNA panels and again they static they're limited to 50 to 500 genes um out of the 20 plus thousand and they focused on cancer obviously if you are getting your tumor analyzed with one of those panels your chances of living longer based of that drug that you can repurpose is 8% and that's because it's not very effective and it's late stage.

We fundamentally do not believe in panels we want to take the guess work out of diagnostics and future prove it AI enabling it and make it exponentially scalable because of this it's also tissue and disease agnostic which means that we could move into other indications as well we have programmed this in a handful of solid tumors: breast, ovarian, colon lung and brain and we see the same picture we find a handful of drugs in 100% of the patients and that's a promise for better outcome for most and that means that we are on this major infliction point where this very static model we have operated under is being questioned and if we could truly individualize medicine one patient many markers and then follow the patient in a liquid biopsy sample we could move these static numbers up because even the best drugs out there work in half of the patients in early stage and 20% in late stage. 20 % in late States is a great number.

We have done it this is a metastatic thyroid cancer patient with zero treatment options we were able to identify a very over-expressed gene at that point there was a very effective drug in clinical development and she was able to enroll and is in complete remission three years out.

RNA is actually a very well-established biomarker in the clinic and I'm going to give you some examples older technologies such as PCR OncotypeDX 21genes help patients early-stage breast cancer patients to avoid chemotherapy uh and therefore losing their hair and their Health.

The only next gen sequence-based essay focusing on RNA that have made it into the clinic so far is based on Archers chemistry and they exited to in Invitae for 1.4 billion their chemistry is still panel focused so 50 to 500 genes but they focused on identify fusions and fusions are only relevant in less than 5% of solid tumors so although it's a very important uh problem to identify the fusions it's not solving the problem for the 95% of solid tumor cases

Driving research-grade next gen-sequencing chemistry into the clinic does not work and this is why RNA is not stable in real clinical samples it disappears or it's destroyed when you do quantitative analysis you need a normal sample and in the research setting researchers has been able to obtain a second biopsy from the same patient. That will never fly in the clinic in real implementation because it's a second invasive procedure. And finally, you have to be able to link aberrant or abnormal genes to treatments and nobody's done that on expression level we solved all all of this our chemistry is it a kit. Right now we only using it in-house but we want to sell it. It is able to deal with uh very fragmented RNA pieces that comes out of paraffin and better samples and that's how tissue samples come when they're in standard clinic so there's no way around this. Secondly in order to identify the abnormal genes in the sample we have a database of what normal means in all tissues so now we got the abnormal genes and now we need to match them to the drugs and we had to create a database to do that so we avoid the second biopsy and we're able to make treatment recommendations or options on one sample and then we validated it end to end under CLIA and again because we're not using panels This is exponentially scalable into other indications as well such as autoimmune diseases CNS and other infectious diseases.

I should have said- I forgot this is important because diagnostics are typically very difficult to file patents around but we have have filed a patent a very complicated patent and we got the first letter back from the patent office that this is novel and patentable

We're going to launch in breast because breast is the indication where RNA biomarkers is standard of care and DNA is not breast is a$3 billion dollar market when it comes to analyzing tumor tissue um we're going to follow these patients after treatment in a liquid biopsy sample also using one RNA and validate that the liquid biopsy Market is estimated to 90 billion.

There are tumors with no mutations how are you going to do detect those using DNA panels you will not um and then we have a collaboration with the US National Cancer Center where we also going to have outcome data from.

They actually going to treat some of the patients with the recommendations have come up with.

So our partners and collaborators include Pharma and hospitals and oncology-focused hospitals can sequence in-house and for those hospitals, we can deliver this in the form of a kit and then they can upload the data to a HIPAA compliant cloud and analyze the data and download the report. However 80% of patients in the US are being treated in the community oncology setting and in order to reach them we have to provide this as a CLIA lab service

For pharma there's a significant upside in working with us. We can greatly derisk accelerate the clinical development and basically develop a companion diagnostic algorithm on the platform. We can expand drug label on existing drugs.

And this is what I'm also very excited about we can design the Next Generation cures as we have seen the timelines have been greatly abbreviated from code to drug in in years in less than 12 months and today there's so many different ways to reprogram malignant cells. You can kill them or you can reprogram them or other diseases to a point where there's no un-drugable target so we're going to be the information layer to this next generation of Drugs.

In the future we want to combine the RNA data with clinical data to develop algorithms for lack of response to standard of care because it's obvious to me that why would you have to go through treatment if it doesn't benefit you.

As I said we revenue producing, I know that's not typical in the Biotech Industry but we are and we've bee able to grow the top line revenue over the last three years um and there's a payor code for what we done it reimburses us $3,000 per test our margins are 90%

We have some payer coverage there's more to come.

And then we also assembled a very strong management team that been there and done that from idea to product and exit in immune-oncology Big Data AI genomics tools and Diagnostics.

And we got to where we are for mostly grants which is a little crazy um can't recommend that, sleepless nights but now we're here we're raising our series A.

We won a lot of awards and we have amazing clinical partners and there's more to come so

Here's the deal we commercial stage, we clinically validated the only RNA-based Diagnostics that analyze all the RNAs. Future proof AI enabling and able to deconvolute the data to clinical action now and proven that we can actually impact people's or patients' lives right now don't have to wait 10 years for another drug so regulatory approval.

There is a payer code that's obviously very important and then we also have managed to get a patent in and that's also very unusual in the diagnostic space

So we're raising funds to commercially launch and grab a significant chunk out of the three billion dollar on a of of breast cancer tissue Market where RNA is already being used and DNA is not and then a chunk out of the um 90 billion liquid biopsy Market where all the other competitors are still just doing DNA there's tumors with no mutations how are we going to find those in a liquid biopsy using DNA panels.

Short answer you're not.

And then finally as I mentioned before we can move this outside of cancer and we have already concluded the first RFP for company in kidney disease so this is not limited to cancer.

I'm looking very much forward to your questions, these are my coordinates thank you so much for inviting me here thanks

Great presentation I while you were talking I looked up this thing you said revenues where you get money and you don't have to give stock for it!. I understand DNA static great analogy and so you're going for RNA on the far side of the RNA of course are proteins you didn't really address or if you did I didn't catch it why RNA is better to look at than the proteins that that they're that they're making which you know if you think about overexpressed receptors

Something like that you know that that to me is the far end of it you're kind of in the middle why is that the Sweet Spot it's the information layer and I'm not saying you shouldn't do DNA or proteins but it's much more expensive. I will say you're not going to get the same level

of insights out of just doing DNA and I will say that if you want to do protein says 150 plus thousand not 20,000 and the technology that are available Mass Spec although prices have gone down we're not quite there in terms of price and scalability so that's that's the answer

I think proteins are great too I come from the protein world but RNA is cheaper and much more efficient at this point a great question thank you.

Anybody else? One down there

Compared with Illumina Next Generation sequencing or like Nanopore sequencing will be your advantage over those

We we use the best sequencer on the market and right now it it remains to be illumina but we in innovated outside the box we have the sequencing kit and then we have the bioinformatics and the databases so we can we can revalidate with another instrument.

Obviously, once you regulate it some of these things become a little bit more fixed, and um at this point we're using Illumina

That's a great question thank you for that so we actually took multiple slices of the same tumor in the validation package and it was exactly to address that having multiple extractions reactions from different slices and extractions and analysis from different slices of the tumor and we you know have great concordance between those in the calls that we make.

And again the concordance of the calls that we make is highly statistical so it has to

have a very significantly different expression level so one of the questions we typically got in the beginning was well you know expression levels change all the time yeah but you have to raise the bar above that noise and that's basically how we did it.

And the other question was about the difference between primary and metastatic you need more than one sample right you need to hopefully be able to obtain a biopsy from the metastatic site. We are aware that that is not always the case and that's also why we want to move it into liquid biopsy because the blood sample is more readily available

This's a just a side note, there's a lot of genes that are literally shut down after fetal development and in contrast to when you do uh DNA analysis in liquid as a liquid biopsy approach where you have a one mutation or one gene that is mutated but you have it on a background of a lot of normal. We are in a very different situation with some of the tumor antigens that are typically expressed in most of the cancers because if the tumor is shedding, and that is the premise here, you will find it in the background of none so the the analytical um hurdle is very different.

Thank you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
         %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____ Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Capital LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Capital LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

      (a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

      (b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

      (c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of June 30, 2023 and the related consolidated statements of income and cash flows for the two-year period that ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Revisions to Manner of Holding.</u>

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.   %%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 1, 2026 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By:_____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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